

# Nicholas Nomann · 3rd

STARTUPS // D2C // GROWTH

Los Angeles Metropolitan Area · 500+ connections ·

Contact info

YogaClub

University of Southe
California

## Featured

**YogaClub Tested, Then Tweaked, a Subscription Model on Its Way to a...**
Grow Wire

As a retailer, YogaClub is slaying the subscription-model game.



**YogaClub is Conquering the World of Online Shopping**
HuffPost

Meet the Yoga Apparel Company That Thinks Outside the Box, Literally In today'...



**Top**
RIS N

Reta
evol

## Activity

1,311 followers



**Incredible work! Watched last night 😁**

Nicholas commented



**Nik Sharma this is amazing! Ar still raising capital? This would**

Nicholas commented



**Incredible job Kevin Tighe II Keep the good vibes rolling.**

Nicholas commented



**LOVE it!**

Nicholas commented

## Experience

### Chief Marketing Officer

YogaClub · Full-time

Oct 2016 – Present · 4 yrs

El Segundo

Nicholas co-founded the startup YogaClub to fill a void in the activewear market. He identified the need to make activewear more accessible to ALL women.

• Exceeded business targets by growing monthly recurring revenue to $11million / year, startinç from scratch, primarily through Facebook and Instagram advertising.

• Built a strong Facebook community group, "My Yoga Journey". This is a space where users can connect and share their wellness journey.

• Built an internal tool to track Facebook's customer lead score. Through predictive modeling and machine learning, this tool highlights future LTV instantly, eliminating the need t ...see mor


Yoga Club

**Yoga Club (clothing) Unboxing - Jan 2017**

### Co-Founder // Growth Marketing

Stealth Venture Labs

Jan 2014 – Sep 2016 · 2 yrs 9 mos

Nicholas co-founded Stealth Venture Labs with the desire to apply his superpower of growth marketing to help businesses realize their growth goals.

• Built, coached, and managed a 6-person performance marketing growth-team.

• Presented strategic advice and KPIs to C-level client executives and business deci ...see mor



**Stealth Venture Labs | Growth Marketing...**

### Head of Data & Analytics

Roozt.com

Jan 2011 – Dec 2013 · 3 yrs

El Segundo
Roozt was an online social commerce platform that allowed users to shop for fashion-forward products that make a difference in the world.
• Managed multi-channel growth marketing strategies, including Facebook, Google, email, and affiliate. ...see mor

## Education

**University of Southern California**
BS in Business Administration, Finance and Statistics
2009 – 2011

Graduating December 2011